Exhibit 99.4
                                                               --------------
                   VIACOM OFFERS TO PURCHASE FULL OWNERSHIP OF
                             SPELLING ENTERTAINMENT

   Will operate Spelling under the umbrella of the Viacom Entertainment Group


New York, NY, March 19, 1999 -- Viacom Inc. (Amex: VIA and VIAB) announced today that it has offered to purchase the remaining shares of Spelling Entertainment Group Inc. (NYSE, PE: SP) that it doesn't already own for $9 in cash per share in a merger transaction. Viacom currently holds 80% of Spelling's common stock.

The proposal, approved by Viacom's board of directors, is contingent on approval of Spelling's independent directors. Viacom anticipates that Spelling will form a special committee of independent directors to evaluate the Viacom proposal and that the special committee will retain separate financial and legal advisors.

Viacom intends to operate Spelling and its Big Ticket Television unit under the umbrella of the Viacom Entertainment Group, consolidating certain sales and back-office functions with those of its Paramount Television Group.

Sumner Redstone, Chairman and CEO of Viacom, said, "Having completed a strategic refocusing on its core television business, Spelling is a perfect fit with Viacom's entertainment businesses. Under legendary producer Aaron Spelling's leadership, the company had produced some of television's most enduring hit shows. Now, by fully integrating Spelling into the Viacom family, with the efficiencies and economies of scale we can bring to bear, both Spelling's and Paramount's operations will be greatly enhanced. Together with Paramount Television Group, Viacom's television operations will now have nearly 50 hours per week on the air -- an outstanding portfolio of television product."

Spelling Entertainment Group Inc. is a leading producer and distributor of television and film entertainment. The Company is one of the largest producers of television programming, controlling approximately 10,000 hours of programming for worldwide distribution.

Viacom Inc. is one of the world's largest entertainment companies and is a leading force in nearly every segment of the international media marketplace. The operations of Viacom include Blockbuster, MTV Networks, Paramount Pictures, Paramount Television, Paramount Parks, Showtime Networks, Simon & Schuster, 19 television stations, and movie screens in 12 countries. In addition to its 80 percent ownership of Spelling Entertainment Group, Viacom has half-interests in Comedy Central, UPN and UCI. National Amusements, Inc., a closely held corporation which operates approximately 1,300 screens in the U.S., the U.K. and South America, is the parent company of Viacom. More information about Viacom is available at the Company's Web site located at http://www.viacom.com.

Contacts:

Carl Folta
212-258-6352

Susan Duffy
212-258-6347